TRINIDAD
ENERGY SERVICES INCOME TRUST


05007587

82-34867

SUPPL

April 18th, 2005


SEC MAIL
PROCESSING
SECTION
RECEIVED
APR 25 2005
179
WASH. D.C.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Filing Desk

Re: Trinidad Energy Services Income Trust

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's News Release for April 18, 2005. This document is being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Very truly yours,

E. Tara Wood
Executive Assistant

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: April 18, 2005

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CASH DISTRIBUTION FOR APRIL, 2005

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") announces that the cash distribution for the month of April 2005 to be paid May 15, 2005 for unitholders of record on April 30, 2005 will be 6.5 cents per trust unit ($0.78 per annum).

Trinidad Trust has implemented a Distribution Reinvestment Plan for the benefit of its unitholders. Participation information can be found on our website at www.trinidaddrilling.com, or Registered Unitholders may contact the undersigned or Valiant Trust Company (the Plan Agent) at: Phone: 403-233-2801; Fax: 403-233-2847; E-mail: valiantstocktransfer@telusplanet.net. Non-Registered Unitholders should contact their individual investment dealers.

Trinidad is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the oil and gas industry in North America. The Trust has a total of 58 drilling rigs with depth ratings ranging from 1,000 to 5,500 metres and 87% of its fleet less than 5 years old. Currently 6 rigs are under construction for drilling operations in the United States. In addition to its drilling rigs, Trinidad will have 12 service rigs that are either new or have been completely retrofitted. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

Information contact:
Michael E. Heier, CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: twood@trinidaddrilling.com


FIRST MAJESTIC
RESOURCE CORP

April 18, 2005

VIA COURIER

Securities & Exchange Commission – Headquarters
450 Fifth Street, NW
Washington, DC 20549

Re: Rule 12g3-2(b) Filings to March 31, 2005 for First Majestic Resource Corp. (the "Company")

As the Company is deemed to be a foreign private issuer, we enclose copies of the filings required pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Thank you.

Yours truly,

FIRST MAJESTIC RESOURCE CORP.

Jude Fawcett
Corporate Administrator
Enclosures


SEC MAIL PROCESSING
RECEIVED
APR 2 5 2005
WASH, D.C. 179 SECTION